Exhibit 3.71

State of Delaware Secretary of State Division of Corporations Delivered 01:13 PM 05/06/2016 FILED 01:13 PM 05/06/2016 SR 20162911693 - File Number 6035396

CERTIFICATE OF FORMATION

OF

LIMITED LIABILITY COMPANY

FIRST. The name of the limited liability company is BMC Wood Ranch, LLC

SECOND. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of its Registered Agent at such address is Corporation Service Company.

THIRD. (Use this paragraph only if the company is to have a specific effective date of dissolution.) The latest date on which the limited liability company is to dissolve is N/A.

FOURTH. (Insert any other matters the members determine to include herein) N/A

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of BMC Wood Ranch, LLC this 10th day March, 2016.

BY:	/s/ James M. Pirrello
Authorized Person(s)

NAME:	James M. Pirrello
(Type or Print Name)